Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation (Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on February 7, 2024:

REFINITIV STREETEVENTS EDITED TRANSCRIPT BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call EVENT DATE/TIME: FEBRUARY 07, 2024 / 1:30PM GMT OVERVIEW: Company Summary REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

CORPORATE PARTICIPANTS Curtis L. Begle Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division Dustin Stilwell Berry Global Group, Inc. - VP of IR Kevin J. Kwilinski Berry Global Group, Inc. - CEO & Director Mark W. Miles Berry Global Group, Inc. - CFO Thomas M. Fahnemann Glatfelter Corporation - CEO, President & Director CONFERENCE CALL PARTICIPANTS Arun Shankar Viswanathan RBC Capital Markets, Research Division - Senior Equity Analyst Edlain S. Rodriguez Mizuho Securities USA LLC, Research Division - Director Matthew T. Krueger Robert W. Baird & Co. Incorporated, Research Division - Senior Research Associate Michael Andrew Roxland Truist Securities, Inc., Research Division - Research Analyst Philip H. Ng Jefferies LLC, Research Division - Senior Research Analyst & Equity Analyst Roger Neil Spitz BofA Securities, Research Division - Director & High Yield Research Analyst PRESENTATION Operator Hello, and thank you for standing by. Welcome to Berry and Glatfelter Joint Conference Call. (Operator Instructions) I would now like to hand the conference over to Dustin Stilwell. Sir, you may begin. Dustin Stilwell - Berry Global Group, Inc. - VP of IR Thank you, operator, and thank you to everyone for joining today's call to discuss the proposed spin-off and merger of the majority of Berry's HH&S segment, including its Global Nonwovens and Films with Glatfelter Corporation. As you can see on Slide 2, joining me this morning from the Berry team, I have Chief Executive Officer, Kevin Kwilinski; Chief Financial Officer, Mark Miles; and HH&S President, Curt Begle. And from the Glatfelter team, Chief Executive Officer, Thomas Fahnemann; and Chief Financial Officer and Treasurer, Ramesh Shettigar. (Operator Instructions) A few things to note before handing the call over. On our website at berryglobal.com, you can find today's press release announcement and supplemental presentation under our Investor Relations section. Glatfelter's website also includes these materials at glatfelter.com. As referenced on Slide 3 and 4, during this call, we will be discussing certain non-GAAP financial measures. Additionally, we will make forward-looking statements that are subject to risks and uncertainties. Actual results or outcomes may differ materially from those that may be expressed or implied in our forward-looking statements. Some factors that could cause the results or outcomes to differ are in our and Glatfelter's 10-K, other SEC filings and news releases. I would now like to turn the call over to Berry's CEO, Kevin Kwilinski. 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Thank you, Dustin, and thank you to everyone for joining us to discuss our exciting announcement today regarding our strategic review of HH&S in its proposed combination with Glatfelter. Turning to Slide 5. We have signed an agreement for the intended tax-free spin-off and merger of our HH&S Global Nonwovens and Films business with Glatfelter in a transaction expected to be valued at $3.6 billion, creating a scaled, leading global franchise with a broadened solution set, serving attractive specialty materials market. The newly combined company will be a global leader in nonwoven and the growing specialty materials industry, serving the world's largest brand owners across end markets with favorable long-term growth dynamics. Berry brings an extensive portfolio of proprietary technology with a strong focus on health care, hygiene and specialties; and Glatfelter provides a broad range of proprietary technology, innovation capabilities and sustainability solutions. The combined company will provide a highly complementary product offering, including both polymer-based and fiber-based applications, supported by strong manufacturing platforms in a broad geographic footprint. At closing, the combined company, NewCo, ownership will consist of Berry shareholders owning approximately 90% and Glatfelter shareholders owning approximately 10% of the combined company. Additionally, as part of the transaction, Berry will receive a cash distribution of approximately $1 billion. Committed financing is in place to support the transaction, and we expect it to close in the second half of calendar 2024, subject to customary closing conditions and regulatory approvals. The transaction was unanimously recommended by the Boards of both Berry Global and Glatfelter and determined to be in the best interest of our respective shareholders. Before I hand the call over to Curt Begle, who will be NewCo's Chief Executive Officer, I want to thank the teams at both companies for their hard work and resilience, helping us reach the important milestone of signing definitive agreements for the proposed spin-off and merger. Through your efforts, we are in a position to bring these 2 great businesses together. And now I'd like to turn the call over to Curt Begle, our current President of Health, Hygiene & Specialties segment, to talk more about NewCo. And then I will come back and summarize the benefits of the transaction to Berry and how Berry is positioned post-transaction completion. Curt? Curtis L. Begle - Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division Thank you, Kevin. I am humbled and honored to be the trusted leader of this new global enterprise with 8,700 skilled and dedicated team members. The combination of Glatfelter and the majority of Berry's Health, Hygiene & Specialties division will be well positioned to delight our customers, enhance the lives of our employees and create value for our shareholders. Today's announcement is the making of a diversified technology leader in specialty materials with upward trajectories. The combined well-invested platforms provide value-added product offerings with unmatched sustainable solutions. We expect to increase NewCo's relevance as a supplier of choice through meaningful innovation, superior service and reliability. Now let's turn to the prepared materials so I can provide a high-level view of the transaction. On Slide 7, you will note the pro forma statistics for NewCo. For the most recently reported 12 months, the combined pro forma revenue is $3.6 billion and pro forma adjusted EBITDA of $455 million, which includes identified synergies of $50 million and $25 million of combined pro forma adjustments. Flipping to Slide 8. NewCo's manufacturing footprint of 45 strategically located global facilities, combined with its exceptional workforce, will serve over 1,000 customers ranging from global CPGs to regional players with niche applications. With 60% of revenue streams in the Americas and 40% in EMEA and Asia, we can monitor global trends, be forward thinking and act from a position of strength. The long-term growth forecast for NewCo's end markets in developed countries is expected to be low to mid-single digits with the emerging markets growing at a faster pace. We expect NewCo's essential product offerings to benefit from positive trends tied to a growing middle class, aging population, globalization of supply chains, and the heightened focus for protection of personal environmental health and wellness. 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

Slide 9 showcases how this combination is expected to benefit from technology and product portfolio perspective. These 2 complementary businesses magnify our collective strengths. While the overlap in end-use applications is meaningful, together, it is our scale and breadth of technologies that provide the true value to our customers while delivering attractive returns to our shareholders. As an agile, geographically diversified and technology-driven company, we will be well positioned in all regions of the world to serve customers more efficiently and effectively. I will now shift to our pillars of growth. On Slide 10, the reason to believe in future success is simple. We anticipate benefiting from end market growth trends, enhanced commercial and operational execution, targeted capital investments and strategic collaboration opportunities in mature and underpenetrated geographies. NewCo's manufacturing capabilities, together with its operational know-how and scale, offers a value proposition that encourages customer loyalty. In closing, I would like to address my current team members and future colleagues at Glatfelter. It is my hope that you can sense from the tone of my voice how excited and optimistic I am to embrace this special journey with you. Through the spirit of teamwork, we will perform worthwhile duties and be empowered to find winning solutions for our shareholders and valued partners. Please recognize that even though this announcement is a significant milestone, there is still much to be accomplished before the transaction is completed and we joined forces. The importance of staying focused on delighting our customers, working safely and continuing to excel the normal state of business through closing is paramount. I can't wait to witness the rewarding outcomes we can achieve as one. The HH&S family at Berry looks forward to celebrating future successes with our Glatfelter teammates once the transaction is completed. And now I will turn it over to Glatfelter's President and CEO, Thomas Fahnemann. Thomas M. Fahnemann - Glatfelter Corporation - CEO, President & Director Thank you, Curt. I'm delighted by the prospects of this new organization as a premier global leader in nonwoven and specialty materials. By uniting our 2 organizations, we will establish a meaningful platform with the talent, technologies, scale and global footprint that are essential to deliver commercial and operational excellence for our customers. This newly proposed company will leverage our combined intellectual property to accelerate innovation and reinforce sustainability in a way that is only made possible by joining forces. Equally important, the transaction positions NewCo to deliver significant value creation for Glatfelter shareholders by immediately deleveraging Glatfelter's balance sheet and increasing the equity value of the combined enterprise. Now to the employees of Berry and Glatfelter, thank you so much for your dedication and commitment to our 2 companies. Each of you contributed in meaningful ways to the foundation that will now become NewCo. I'm confident the values and way of doing business that has guided each of us in the past will continue to serve the new organization well for many years under Curt's leadership. I will now turn the call back to Kevin. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Thank you, Thomas. Let me just close with a couple slides discussing what Berry will look like after the transaction and the value-creation opportunity for our shareholders before opening the call up for questions. As we explored options as part of our announced strategic review led by our Board Capital Allocation Committee, we became convinced of the unique opportunity for value creation that exists in combination with Glatfelter. This announcement is the culmination of a comprehensive review to determine the highest-value alternative for Berry shareholders. Both teams work diligently to vet the opportunity we see for value creation for both businesses. 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

On Slide 11, we have detailed capitalization of NewCo with an expected total transaction value of $3.6 billion. At closing, Berry will receive an approximate $1 billion cash distribution and Berry shareholders will participate in the upside of NewCo. We believe these 2 companies, Berry and NewCo, can independently drive significant value for their respective stakeholders, with more focused portfolios positioning each for greater success. Just as Curt detailed some of NewCo's expected future value drivers, Berry will become a pure-play leading supplier of sustainable global packaging solution. We believe that this focus will result in an even more predictable, stable earnings growth and cash generation for Berry. And on Slide 12, our remaining 3 segments will be roughly evenly split from a pro forma revenue perspective, with all 3 remaining segments producing solid profit margins and returns. And we will continue our focus on increasing our consumer-facing products within each of our segments. This proposed transaction is a significant step in the optimization of our portfolio allows Berry's management team to be 100% laser-focused on driving long-term growth with a more simplified and aligned portfolio. Furthermore, in conjunction with today's announcement, we will change the name of our Engineered Materials segment to Flexibles to showcase the continued evolution of this segment towards high-value products and solutions. I want to thank you for your time and interest today. And with that, Mark, Curt, Thomas, Ramesh and myself are happy to address any questions which you may have. Operator? QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from the line of Ghansham Panjabi with Baird. Matthew T. Krueger - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Associate This is actually Matt Krueger sitting in for Ghansham. So I was just hoping that you could talk a little bit more about how the merger process came together. Were there other bidders involved in the process? And if so, how did you arrive at a relatively complex merger structure versus something a bit more traditional from a financial angle anyways? I'll pause there. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Sure. Thank you for your question. This is Kevin Kwilinski. We looked at a number of options. And why we settled here is we saw several advantages for our shareholders. One is that our shareholders get to participate in this business as it works through the cycle and is on the up side of growing out of the trough of the cycle. There's substantial synergies that are delivered with these 2 businesses that will also create meaningful value for our shareholders, 90% of that accruing to them. And finally, it gives us clear path forward for Berry as a stand-alone global sustainable packaging player. And I think that is another critical piece that creates value because we are going to be able to accelerate our focus on this core business and our future and growing it, and we will have the sort of earnings profile and stability that our shareholders are looking for. So all of those things together really help this transaction stand out above the other options that we considered. Matthew T. Krueger - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Associate Got it. That's helpful. And then just following up on that. Can you talk a little bit about why you believe the business will be able to grow at a low to mid-single-digit pace after a history of underperforming that level, at least on the HH&S side for Berry? I mean what's changed and what 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call opportunities does the combination offer versus the prior operations? And does this imply very, very significant sales synergies for the combined entity? Just trying to reconcile the historical growth rate versus what we might expect moving forward. Curtis L. Begle - Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division Matt, this is Curt Begle. Just to comment on in terms of the reason to believe. As you know, COVID had a significant impact in supply chain partners throughout the world for a significant period of time. And while we saw significant growth from a year-over-year standpoint through 2021 and '22, as we come off of that, the entire industry saw rebalancing of those inventories. And the supply chain and overall demand for nonwovens globally continues to grow at a pace that is relatively significant as you think about low to mid-single digits in developed countries, and then also where we have growth opportunities in Asia, Middle East and potentially in Africa. For us, we're seeing continued growth in South America as well. So as the industry has come off of a little bit of a reset, as you'll see from some of the major CPGs, we're starting to see a much more balanced opportunity here. From a volume standpoint, you're seeing from Q1 in the release that has come out this morning for the earnings call, it is right in line with what our CPG customers are performing at. And so for us, the long-term growth dynamics are to continue to provide innovative products to our customers, improve overall mix. And with the combined platforms that we have between these 2 organizations, what you've seen in some of the materials so far is highly complementary in terms of having fiber-based sustainable solutions with our polymer-based business and portfolio. And so in this particular case, what each of the companies long for and didn't have, we now have an opportunity to bring more solutions to our customers and provide value-added features. So again, the reason to believe for us is the long-term macro growth dynamics, and we're starting to see the results of that now. Mark W. Miles - Berry Global Group, Inc. - CFO Matt, it's Mark. I might add, the part of your question related to synergies. The $50 million synergy number that was communicated is a cost synergy number. So to the extent the team is able to identify revenue synergy opportunities or capital expenditure synergies, working capital synergies, other synergy buckets, those would all be incremental to the $50 million of cost synergies that are identified. Operator Our next question comes from the line of Phil Ng with Jefferies. Philip H. Ng - Jefferies LLC, Research Division - Senior Research Analyst & Equity Analyst I guess a question for Kevin. You've talked about how HHS was pretty capital intensive. So post the SpinCo, how does that look from a RemainCo? How does that capital intensity perhaps change? And does that change? And how should we think about the RemainCo, the growth and earnings trajectory of the RemainCo business? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. So when we talked about why HHS wasn't a long-term fit for Berry, I think it's important to think a little bit about the path that Berry has taken to where it is today. And at the time that HHS became a part of Berry, this was pre-RPC, and Berry really needed to create the sort of global presence and scale that allowed them to be an effective competitor. After RPC, we were able to accomplish those basic needs with the RPC acquisition, which is much more core to our long-term global packaging, consumer packaging vision and reality of who we are. 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

And so that created this opportunity for us to think about the separation of HHS from the core business. And as we think about why is there a lack of fit, it really wasn't that it was long term more capital intensive, it's that when we make investments, they're much larger in scale. If we put in an injection line or a thermoforming line, it might be a $10 million investment. But to put in a unit of capacity in this HHS business, it was more on the scale of 8 to 10x that. And that created a lumpiness as that capacity comes online and the market is absorbing it, especially if others are making investments at the same time, and that created a lot more volatility of earnings. And that's really the core issue with it being part of Berry. It was different enough from our long-term consumer-facing business in packaging that it created volatility that causes us to trade, we believe, at a discount multiple. And we think we've relieved that with this. And this -- the really good thing about this is, we now sitting here today, have a very clear path, and we're already focusing our internal efforts and strategy around our core business knowing that we have created a good outcome for our shareholders and an absolutely clear path here forward. Philip H. Ng - Jefferies LLC, Research Division - Senior Research Analyst & Equity Analyst Okay. That's helpful. When we think about the RemainCo, any dis-synergies that we should be mindful of? And then as you look at rebranding EM to Flexible, is that any early indication there could be more pruning there just because that business does have an element of cyclicality as well? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. I think taking the second piece first. I think we talked about in the last quarterly call, as I got to know that Engineered Materials business, I was surprised by the amount of consumer-facing business that's really in there. And it's 45%-plus and growing. And we absolutely are prioritizing to grow our consumer-facing portion of that faster. We also, even in the industrial-facing business, have made a huge progress in creating value-added options that help to decommoditize areas of that business, and we'll continue with that also. But I think long term, could there be additional pruning? Possibly. We are certainly continuing to evaluate our overall portfolio. And for the guiding light, we'll be increasing that consumer, fast-moving consumer products, sustainable global packaging element. Mark W. Miles - Berry Global Group, Inc. - CFO And Phil, the first part of your question, we do not expect dis-synergies, and that's really a reflection of what Kevin mentioned. The RPC acquisition changed our scale dramatically, in addition to another acquisition we made in 2017 of AEP. So our scale has stepped up enough that removing this business in the portfolio, [we don't expect] dis-synergies. Operator Our next question comes from the line of Edlain Rodriguez with Mizuho. Edlain S. Rodriguez - Mizuho Securities USA LLC, Research Division - Director I mean as a follow-up to that, Kevin, I mean I know that was before your time. But when Berry purchased that business a couple of years ago, I think that's less than 10 years ago, it was supposed to be a high-growth unit that would add significant value to Berry. What do you think went wrong? Like why didn't HH&S perform as well as expected when you first -- when Berry first purchased that business? And how is it going to change going forward? 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. I mean I think the first comment you made is important here, and that's my involvement and understanding of the long-term trajectory of that business is limited from what I've learned from the team here. Well, the impression that I have of the business, and I'll let Curt add on here at the end. But I think the business has performed quite well in actuality, and it has shown, over the long haul, mid-single-digit growth. We have a bit of noise that has happened as a result of COVID and the whiplash in supply chain that went on, combined with some incremental investments made by multiple players at the height that have depressed that market for the last 12-plus months. And we're coming out of that. And that's a huge opportunity for our shareholders to reap the benefits of that with a transaction at this point in time where that benefit hasn't fully been realized, yet still give our shareholders absolutely clear visibility to the path forward for RemainCo. And I think that is a fantastic outcome for all the parties involved here. Curtis L. Begle - Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division Yes, Edlain, this is Curt. I think it's important to note, as Berry had approached into this business, it helped to globalize the organization. enter into some of the health care and hygiene spaces with some of the larger CPGs. And since that move, Berry has expanded globally significantly in the consumer packaging arena with RPC and other add-ons into the business. And so as it relates to this particular business, it has gone through a very high cycle of performance during a time when some of the other businesses going through the COVID pandemic may have had a little bit more challenge in terms of supply chain dynamics. And we're coming off of that kind of cycle. And this is a historical cycle that you have seen in this industry for -- in the past, but it was exacerbated with COVID and the other macro dynamics that went on in the industry and just competitive dynamics. So at this point, again, we're seeing what we believe the lower end of the cycle. And we're starting to see those sprouts of growth coming through and more stabilized supply chain. And our ability to have the type of footprint we do, the redundant technologies across the globe and the strong relationships and partnerships we have with our customers, we continue to plan to grow with them as they perform in the market for all the segments that we have inside of the portfolio. Edlain S. Rodriguez - Mizuho Securities USA LLC, Research Division - Director Okay. That's good. And one last one. As you go through that transaction and talk to your shareholders, Kevin, I suspect you'll probably hear comments that why is this a better alternative than for you to have just sold the business and use the proceeds to pay down debt and then just be gone with it instead of essentially -- I mean, some people will see it as like doubling down on that business and so forth. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director I think it's a question of timing. To sell the business outright at this point in time would leave substantial value on the table for our shareholders, as this business is coming out of a low point in the cycle and actually an unprecedented point in the cycle brought on by COVID in the supply chain. Also, the state of the markets overall, this transaction as a complete pure sale would have happened within. We could wait. We could wait until that value is realized and the market dynamics change. But during that time, we would have an opportunity cost for the base business of us getting on with growing our core. And we are incredibly serious about growing our core and focused on it. And I made the decision, the right thing for our shareholders in this company, is to be in a position to move on. And we were able to do it without negative consequences for our shareholders, which was our first primary, absolute goal. And second, with a tremendous upside for them because of this dynamics in the market and the cycle, where we are and the upside ahead of us and the substantial synergies, and there's a lot of upside to the synergies from our analysis. We've been careful here to make sure that we're realistic 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call and conservative. But I think when Curt gets in and sees what's really the opportunity here in this business, he's going to find a lot more positive upside. And I think all of that is going to be extremely good for our shareholders. Operator Our next question comes from the line of Roger Spitz with Bank of America. Roger Neil Spitz - BofA Securities, Research Division - Director & High Yield Research Analyst Can you please comment on the nature of the $1.3 billion new financing? How much is expected to be secured? And will there be any additional unsecured debt in addition to the Glatfelter 4.75%? And will the Glatfelter 4.75% get guarantees of all the material NewCo subs or just the existing Glatfelter subs? Mark W. Miles - Berry Global Group, Inc. - CFO Yes. I think -- Roger, it's Mark. More details to come relative to the debt. So I would just say stay tuned relative to your questions with respect to the debt financing. But we have committed debt financing in place to ensure a successful closing. Roger Neil Spitz - BofA Securities, Research Division - Director & High Yield Research Analyst And one other. The $25 million additional EBITDA adjustments, I probably just missed it, but is there any discussion in the press release or the slides on that? I just wasn't seeing that. Mark W. Miles - Berry Global Group, Inc. - CFO Sorry, what was your question, Roger? Could you repeat it, the pro forma adjustments? Roger Neil Spitz - BofA Securities, Research Division - Director & High Yield Research Analyst Yes, the synergies of $50 million. Mark W. Miles - Berry Global Group, Inc. - CFO Yes. Thank you. Yes. No, I'm sorry. I got it from the team here. Yes, the $25 million is just annualizing cost actions that both companies have taken and are not included in the synergy numbers. So as an example, Glatfelter had disposed of a business that had lost money in the LTM period of approximately $10 million, would be one example of a line item that's included in that adjustment. Roger Neil Spitz - BofA Securities, Research Division - Director & High Yield Research Analyst I got it. It was sort of like existing pro forma adjustments that each company had, just put together to getting $25 million. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Correct. 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

Mark W. Miles - Berry Global Group, Inc. - CFO Exactly. Exactly right. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Roger, that was the overspend in the business, Roger. Operator Our next question comes from the line of Michael Roxland with Truist. Michael Andrew Roxland - Truist Securities, Inc., Research Division - Research Analyst Just one quick question for me. And I apologize I joined late, but it may have been asked. If it hasn't been asked, I'm going to ask anyway. What do you think NewCo should trade at any time that's what's being -- you guys are expecting it to trade at? The business has had, as you mentioned, I guess, on the -- when I joined, some headwinds. EBITDA for HHS has been on a decline for a number of years now. So why do you think any multiple is warranted on the new business? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. I think as we looked at this with our multiple advisers, and we looked at trading history of companies in this space over the long term. We found many examples where they're trading north of 9 or 10x. And we think where Glatfelter traded prior to their balance sheet issues that they got into due to the acquisition that they had done that didn't go according to their plan. They were trading north -- well north of 8 for the long history of the business. But this now is a company with much greater scale, the biggest player in nonwovens in the world. And it is going to have a good balance sheet, and we feel highly confident that it's going to be recognized by the shareholders and investors. Operator Our next question comes from the line of Arun with RBC Capital Markets. Arun Shankar Viswanathan - RBC Capital Markets, Research Division - Senior Equity Analyst Congratulations on the announcement of the transaction. I guess a couple of questions. So first off, you noted that there could be some upside to the synergies, and I know Berry has often, if you will, peel back the onion on your own synergies in prior transactions. So what are some of those potential upside buckets you'd point towards? Would it be maybe footprint optimization? Maybe some further manufacturing or revenue synergies? Or how should we think about that? And what's the size? Curtis L. Begle - Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division So we've -- I think you'll see in some of the documents, we've taken what we could consider a very logical and conservative approach in the normal buckets that you would look at, whether it's procurement, G&A expenses. 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

And then from a network optimization standpoint, we're still -- we would expect continued collaboration, the opportunity to collaborate between both teams and really identify and maximize the value between the 2 organizations on where we could benefit both parties. So I would say from that standpoint, that's a high level of confidence that we would be able, by working closer together given the limited time, that we've been able to kind of think through some of those scenarios. We took a -- what we consider a conservative approach based on the analysis that we went through on both sides with the third party as well. So again, more to come there. But I would say as the combined entities, and having myself gone through a number of these integrations and acquisitions historically, I'm not one to overpromise, underdeliver in these particular cases. And so we found successes, and I believe that's going to be the case here. The other thing on this combination, I think it's extremely important to note, is the well-established and well-invested platforms that we have on both sides of the organization but more importantly, the people. As we would look to stand up our organization by ourselves, there was a lot of, call it, back office and functions that we would need to fill and bridge. And while there's still those opportunities that we're going to look at together, Glatfelter has a well-established organization to be able to bring us in and hit the ground running. So heavy lifting ahead from an organization standpoint and getting that set up, but we'll have the right transition services agreement between Berry and Glatfelter. And then of course, be able to hit the ground running once the final closing happens. Mark W. Miles - Berry Global Group, Inc. - CFO I would just add on the synergy. The $50 million is substantially procurement and SG&A savings. And it is not built up from a network rationalization plan or manufacturing synergies that we began to see as the team got out and did site visits. So I think that's why we feel confident there's great upside, and the $50 million itself is we have high confidence in being able to achieve. Arun Shankar Viswanathan - RBC Capital Markets, Research Division - Senior Equity Analyst Got it. And then if I could just ask another question on that as it relates to the RemainCo then. Would you -- are there any dis-synergies that we should be aware of? Are there any stranded costs for the Berry RemainCo? And then last earnings call, I think you'd highlighted Berry's aspiration to move towards greater exposure to CPG as well as more U.S. exposure. So does this transaction affect any of those goals? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director No. We don't see dis-synergies here of any kind. And we don't see this harming our growth prospects in any way. If anything, it allows us to take our resources and focus them more clearly on growth. And we're going to be talking about in our next call, in our earnings call, a couple of key initiatives we have in place to help us accelerate our growth and accelerate the underlying performance of RemainCo. And I think this just sets us up perfectly to be able to execute on that. Operator Thank you. Ladies and gentlemen, I'm showing no further questions in the queue. I would now like to turn the call back over to management for closing remarks. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Well, we just want to thank everyone this morning for your time. We're very excited about this transaction. And we look forward to being able to give you updates in the coming months as we bring this thing to close. 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

Curt, do you have anything you'd like to add? Curtis L. Begle - Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division No. I appreciate everybody joining this morning. Obviously, we're very excited about what this combination can lead to, excited for our employees, customers and the future growth prospects. And look forward to connecting with many of you here in the coming weeks. Thomas M. Fahnemann - Glatfelter Corporation - CEO, President & Director Yes. And also from my side, I mean, I can just add to that. I mean I think we are very excited. I think this creates really good opportunities for our shareholders. We have a fundamentally great business. We had some balance sheet issues, and we had actually a scale issue, which are addressed with this transaction. And we are really looking forward working with our new colleagues from Berry to really make this a great start. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Thank you, Thomas, and thank you, everyone, for joining us. Operator Ladies and gentlemen, this concludes today's conference call. Thank you for your participation. You may now disconnect. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2024, Refinitiv. All Rights Reserved. 15877422-2024-02-07T17:13:46 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 1:30PM, BERY.N - Berry Global Group Inc and Glatfelter Corp Entered into Definitive Agreement-M&A Call

Cautionary Statement Concerning Forward-Looking Statements

Statements in this communication that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of Berry’s HH&S global nonwovens and films business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of the Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.